Exhibit (6)(d)

Universal Life Insurance Company Bolivia St.#33 San Juan PR 00918 PO Box 2145 San Juan Puerto Rico 00922-2145 T: (787) 706-7337 F: (787) 625-7379 www.universalpr.com

GUARANTEED LIFETIME WITHDRAWAL BENEFIT ENDORSEMENT

GENERAL INFORMATION REGARDING THIS OPTION

This option is made part of the Contract to which it is attached and is effective on the Date of Issue. This option is only available at the time of application. To the extent any provisions contained in this option are contrary to or inconsistent with those of the Contract to which it is attached, the provisions of this option will control the Contract accordingly. Non-defined terms shall have the meaning given to them in the Contract.

This option is available to contract owners or annuitants up to age 85 on the Date of Issue. No joint owners or joint annuitant’s contracts are available with this rider. For this option the annuitant is also the owner (except in the case of non-natural owners). The benefits described in this option will cease upon termination of the contract, annuitization or if the rider is assigned without our consent.

DEFINITIONS:

Terms used that are not defined in this rider shall have the same meaning as those in Your base policy.

Investment Options

One or more Portfolios of the Separate Account available under Your policy which we designate.

Gross Partial Withdrawal

The amount which will be deducted from Your Policy Value as a result of each Partial Withdrawal.

Rider Anniversary

The anniversary of the Rider Date.

Rider Date

Date on which the rider becomes effective, Rider Date is the Date of Issue.

Policy Year

The year commencing with the date of issue of the contract or with an anniversary of that date.

GUARANTEED LIFETIME WITHDRAWAL BENEFIT

If you elect the Guaranteed Lifetime Withdrawal Benefit (Universal VIA Income for Life Rider) we will provide a specified annual withdrawal amount regardless of the performance of the variable investment choices you select.

Total Withdrawal Base (“TWB”)

The Total Withdrawal Base is used to calculate the Maximum Annual Withdrawal Amount (“MAWA”). At rider inception, the initial TWB is equal to the policy value (less any premium enhancements, if any). Thereafter, the TWB is increased by subsequent premium payments, growth and automatic step-ups and reduced for excess withdrawals. The automatic step-up and the growth features do not affect the policy value. These features only affect the total withdrawal base.

On each rider anniversary, the TWB will be set to the greatest of:

1)	The current TWB

2)	The policy value on the rider anniversary;

3)	The current TWB immediately prior to anniversary processing *Growth Factor.

The Growth Factor is 1.05 for the first 10 rider years and 1.03 thereafter.

Item 3) is set to zero after the later of 10 rider years or actual age 59.

Item 3) is set to zero if there have been any withdrawals in the current rider year.

If the largest value is 2) above, the rider will be deemed to have a “step-up”. A step-up allows the company to change the rider fee percentage subject to the conditions described in the Rider Fee section below. If the largest value above is 1) or 3) the policy did not “step-up”.

As shown above, the Growth Factor is only credited to the TWB on the rider anniversary. There is not an adjustment or credit for partial years of interest.

Maximum Annual Withdrawal Amounts (“MAWA”)

The MAWA is the maximum amount that can be withdrawn in a rider year without reducing the TWB. This is also the benefit amount paid if the policy value is exhausted. On each rider anniversary the MAWA is the Withdrawal Percentage multiplied by the TWB. The MAWA is not prorated in the first rider year. The MAWA is not prorated after an automatic step-up. The MAWA for the upcoming year is calculated after the TWB is recalculated on the rider anniversary.

If additional premium payments are applied after the rider date, the TWB is increased by the amount of the premium and the MAWA will be recalculated on the date the premium is applied.

Excess Withdrawals

Partial withdrawals that are less than or equal to the MAWA will not reduce the total withdrawal base. Excess Withdrawals occur when the sum of gross withdrawals in a rider year exceed the MAWA. The withdrawals in excess of the MAWA are Excess Withdrawals. Excess Withdrawals will reduce the total withdrawal base by the TWB Adjustment. The TWB Adjustment is the greater of 1 and 2, where:

1)	is the Excess Withdrawal

2)	is A multiplied by C and divided by B

a)	The Excess Withdrawal

b)	The policy value after the MAWA has been withdrawn but before the Excess Withdrawal

c)	The Total Withdrawal Base prior to the withdrawal.

Withdrawal Percentages

The Withdrawal Percentage is dynamically calculated each time it is used until the percentage is locked in. The Withdrawal Percentage is initially locked in at the time of the first withdrawal if the withdrawal occurs following the first rider anniversary after attainment of actual age 59. The Withdrawal Percentage is not recalculated at the time of an automatic step-up. This percentage will be zero until the rider anniversary following the annuitant’s 59th birthday. Any withdrawal taken before rider anniversary immediately following the annuitant’s 59th birthday is considered excess withdrawals. The Withdrawal Percentages are:

Age	Single Life Withdrawal Percentage
0 - 59	0.00%
60 - 64	4.00%
65 - +	5.00%

Ages are determined using the actual age (age last birthday).

Rider Fee

The annual rider fee is based on the TWB on the rider anniversary immediately before any automatic step-up or growth is applied. A pro-rated rider fee assessed at policy surrender is based on the TWB at the time of the surrender and the number of days since the prior rider anniversary. When this option is elected, Universal Life Insurance Company deducts a Rider Fee on each Rider Anniversary and upon termination as described below:

Option A. Annual charge of 1.15% on the Total Withdrawal Base. Available funds under this option: Conservative Asset Allocation and Money Market Portfolio.

Option B. Annual charge of 1.50% on the Total Withdrawal Base. Available funds under this option: Moderate Asset Allocation Portfolio, Conservative Asset Allocation and Money Market Portfolio.

The rider fee percentage may be changed if there is an automatic step-up.

Subject to market conditions; the company may change the rider fee percentage up to 1.00% more than original fee percentage. This rider is revocable if the Company increases fee percentage by more than 0.75%.

You have the right to reject an automatic step-up within 30 days following a rider anniversary, if the rider fee percentage increases. If you reject an automatic step-up, you must notify us in a manner which is acceptable to us, however you are eligible for future automatic step-ups. Changes as a result of the automatic step-up feature will be reversed. Any increase in the rider fee or withdrawal percentage will also be reversed.

Rider Termination

The rider may terminate if the base policy is terminated or if the rider is assigned without our consent.

Misstatement of Age provision

If a misstatement of age causes incorrect payments to be made, the TWB and MAWA will be adjusted to their correct values based on the actual age.

Available Fund Choices

Conservative Asset Allocation Portfolio
Moderate Asset Allocation Portfolio
Money Market Portfolio

Proof of Survival

After rider benefits disbursements are initiated, Universal Life Insurance Company may ask from time to time evidence of annuitant survival.

Signed for us at our home office.

PRESIDENT	SECRETARY

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